SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TILE SHOP HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88677Q109

(CUSIP Number)

Peter J. Jacullo III

c/o Tile Shop Holdings, Inc.

14000 Carlson Parkway

Plymouth, Minnesota 55441

(763) 852-2950

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88677Q109	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON JWTS, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,441,180(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,441,180(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,441,180(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON CO

____________

(1) Represents 4,441,180 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc. (the “Company”) held by JWTS, Inc. (“JWTS”). Peter J. Jacullo III (“Jacullo”) is the President and the sole member of the board of directors of JWTS, holds sole voting and dispositive power over the securities held by JWTS, and may be deemed to beneficially own the securities held by JWTS.

CUSIP No. 88677Q109	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Peter J. Jacullo III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,828,013(1)
	8	SHARED VOTING POWER 3,676,989(2)
	9	SOLE DISPOSITIVE POWER 4,828,013(1)
	10	SHARED DISPOSITIVE POWER 3,676,989(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 8,505,002(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON IN

____________

(1) Includes 4,441,180 shares of Common Stock of the Company held by JWTS. Includes 24,571 shares of restricted Common Stock received as director compensation, which are subject to a risk of forfeiture until the earlier of (a) the date of the Company’s next annual meeting of stockholders and (b) July 16, 2020. Mr. Jacullo is the President and the sole member of the board of directors of JWTS, holds sole voting and dispositive power over the securities held by JWTS, and may be deemed to beneficially own the securities held by JWTS.

(2) Includes 3,676,989 shares of Common Stock of the Company held by the Katherine D. Jacullo Children’s 1993 Irrevocable Trust (the “Trust”). Mr. Jacullo and George P. Alberici (“Alberici”) are co-trustees of the Trust, hold shared voting and dispositive power over the securities held by the Trust, and may be deemed to beneficially own the securities held by the Trust.

CUSIP No. 88677Q109	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Katherine D. Jacullo Children’s 1993 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,676,989(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,676,989(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,676,989(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

____________

(1) Represents 3,676,989 shares of Common Stock of the Company held by the Trust. Messrs. Jacullo and Alberici are co-trustees of the Trust, hold shared voting and dispositive power over the securities held by the Trust, and may be deemed to beneficially own the securities held by the Trust.

CUSIP No. 88677Q109	13D	Page 5 of 6 Pages

This Amendment No. 5 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 5”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 29, 2012, as amended (this “Statement” or “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 5, the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

On January 10, 2020, Peter Jacullo, a director of the Company, delivered a Director Standstill Commitment to the Company, which commitments were delivered by all directors of the Company. Each director committed not to, directly or through any affiliate, purchase any shares of the Company’s common stock if, as a result of such purchase, (i) the director would beneficially own in the aggregate more than five percent of the issued and outstanding shares of the Company’s common stock, provided that if the director already beneficially owns more than five percent of the issued and outstanding shares of the Company’s common stock, then the director will not purchase any additional shares, or (ii) to the knowledge of the director, all of the then-serving directors of the Company would together in the aggregate beneficially own in excess of 50 percent of the issued and outstanding shares of the Company’s common stock. The Company’s future grants of equity compensation to the directors are not covered by these commitments as long as such grants are substantially consistent with the past practices of the Company and are made in connection with the director’s role as a member of the board of directors of the Company (the “Board”).

The restrictions described above do not prohibit any of the directors from directly or indirectly making an offer to acquire, and/or consummating the acquisition of, all of the issued and outstanding shares of the Company’s common stock pursuant to a merger or other agreement entered into with the Company in compliance with applicable law that is approved by (i) a majority of the members of the Board not including any directors of the Company participating directly or indirectly as an acquiror in such acquisition and (ii) the holders of a majority of the shares of the Company’s common stock not including the shares that are beneficially owned by the director making the offer, his affiliates or any other party participating directly or indirectly as an acquiror in such acquisition.

The Director Standstill Commitments are binding and irrevocable and extend until the later of (i) two years and (ii) the date upon which the director’s service as a member of the Board ends.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Information set forth under Item 4 above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 5, which agreement is set forth on the signature page to this Statement.

Item 7.	Material to be Filed as Exhibits.

99.1       Director Standstill Commitment, dated January 10, 2020.

CUSIP No. 88677Q109	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: January 14, 2020

JWTS, INC.

/s/ Peter J. Jacullo III
Peter J. Jacullo III
President

/s/ Peter J. Jacullo III
PETER J. JACULLO III /s/ George Alberici
GEORGE ALBERICI

KATHERINE D. JACULLO CHILDREN’S 1993 IRREVOCABLE TRUST

/s/ Peter J. Jacullo III
Peter J. Jacullo III
Trustee